

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 4, 2022

Adam Givertz, Esq.
Partner
Paul, Weiss, Rikfind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Turquoise Hill Resources Ltd.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed November 3, 2022**
> **File No. 005-79590**

Dear Adam Givertz:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask the filing persons to provide us with information so we may better understand the disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when the filing persons will respond. If the filing persons do not believe our comments apply to the facts and circumstances, please tell us why in the response.

After reviewing the response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Amended Schedule 13E-3.

Amended Schedule 13E-3 filed November 3, 2022

General

1. We note that the Company issued a press release, attached as Exhibit 99.1 to the Form 6-K filed on November 2, 2022, disclosing that Parent and Purchaser entered into agreements with the Named Shareholders where the Named Shareholders have agreed to withhold their votes to approve the Arrangement in exchange for receiving 80% of the Consideration within two business days of closing of the Arrangement and 20% of the Considerations, plus interest thereon, upon final determination of certain dissent procedures. The Agreements also provide for the mediation and, if necessary, arbitration of the fair value amount remaining to be paid, if any, by Purchaser to the Named Shareholders to resolve the dissent proceedings and the damages or compensation amount, if any, to be paid by Purchaser to the Named Shareholders to resolve the Oppression Claims, suggesting the possibility that the Named Shareholders could receive more than

the C$43.00 per share in cash that other Minority Shareholders of the Company will receive. We also note that shareholders as of the Record Date have the ability to submit proxies until the voting deadline of 10:30 a.m. (Eastern time) on November 4, 2022 and that the meeting has been postponed until 10:30 a.m. (Eastern time) on November 8, 2022. Given the potential impact such disclosure may have on a shareholder's voting decision – either to amend a previously cast vote or to submit an initial vote – please advise why both the Company and Rio Tinto believe that limiting a shareholder's ability to amend or submit proxies by establishing a voting deadline of 10:30 a.m. (Eastern time) on November 4, only two business days following dissemination of the aforementioned information, as opposed to e.g., five business days, will provide shareholders with sufficient time to make a reasonably informed voting decision, especially given (i) the heightened concerns that are present in a Rule 13e-3 transaction, (ii) the unusual nature of the arrangement between Rio Tinto and the Named Shareholders disclosed in the November 2 press release, (iii) the range and complexity of outcomes such arrangement may produce with respect to the amount of consideration paid to the Named Shareholders as compared to the other Minority Shareholders and (iv) as a result of the Agreements with the Named Shareholders, the Majority of the Minority Vote will exclude the 32,617,578 Shares beneficially owned by the Named Shareholders such that, based on the proxies received to date, which may have been cast prior to Minority Shareholders becoming aware of these new developments, the Arrangement Resolution would be approved by the Majority of the Minority Vote. It is our understanding that the Company may not extend the meeting date beyond November 8, and the related voting deadline two business days prior, without the prior written consent of Rio Tinto. In light of this restriction, we request that each of the Company and Rio Tinto separately respond to this comment.

2. Given the new information outlined in the press release dated November 2, please provide updated disclosure as to whether and why the Company and Rio Tinto continue to believe that the transaction is fair to unaffiliated security holders with specific discussion of the Agreements referenced in the preceding comment. We request that each of the Company and Rio Tinto separately respond to this comment given their respective disclosure obligations. See Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A.

3. Refer to the disclosure previously provided by Turquoise Hill and the Rio Tinto Filers in the Initial Schedule 13E-3 responsive to Item 7 of Schedule 13E-3. Please update such disclosure to provide a reasonably detailed discussion of the effects the Agreements have on Turquoise Hill and its affiliated and unaffiliated security holders. Also include in such discussion the reasons for the structure of the Agreements. We request that each of the Company and Rio Tinto separately respond to the applicable portions of this comment given their respective disclosure obligations. Refer to Item 7 of Schedule 13E-3 and Item 1013(c) and (d) of Regulation M-A, including Instruction 2 thereto.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions